

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Paul Tivnan
Chief Financial Officer, Secretary and Treasurer
Ardmore Shipping Corporation
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08 Bermuda

Re: Ardmore Shipping Corporation
Registration Statement on Form F-3
Filed August 20, 2021
File No. 333-258974

Dear Mr. Tivnan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joe Bailey